Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to the Registration Statement of Energous Corporation on Form S-3 (File No. 333-283819) of our report dated March 28, 2024, with respect to our audits of the financial statements of Energous Corporation as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 appearing in the Annual Report on Form 10-K of Energous Corporation for the year ended December 31, 2023. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on April 11, 2024, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods filed after the date of April 11, 2024.

/s/ Marcum llp

Marcum llp

San Jose, CA

January 31, 2025